Form 12b-25
  [As last amended in Release No. 34-26589, March 2, 1989, 54 F. R. 10306]
	              	      SECURITIES AND EXCHANGE COMMISSION
                     			    Washington, D.C. 20549

                            				 FORM 12b-25
                     			  Notification of Late Filing
                            				 (Check One):
[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] From N-SAR
   For the Period Ended:   January 1, 1994
   [ ] Transition Report on Form 10-K
   [ ] Transition Report on Form 20-F
   [ ] Transition Report on Form 11-K
   [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form N-SAR

   For the transition period from __________ to __________

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

     Full Name of Registrant
     TULTEX CORPORATION
     ------------------

     Address of Principal Executive Office
     101 Commonwealth Boulevard, P. O. Box 5191
     ------------------------------------------

     City, State and Zip Code
     Martinsville, Virginia  24115
     -----------------------------

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is renegotiating certain of the covenants in its revolving credit and long-term loan agreements. Renegotiation of these covenants is necessary prior to completion of Registrant's financial statements for the fiscal year ending January 1, 1994, and the delivery of the opinion of Registrant's independent auditors. Although Registrant and its lenders have orally agreed to the principal terms of the renegotiated covenants, documenting these agreements in the form of amendments to the loan agreements has proven to be extremely time-consuming because of the complexity of the lending arrangements and the number of lenders involved. Notwithstanding Registrant's efforts to complete this process to permit filing of the annual report on Form 10-K within the prescribed period, Registrant has been unable to do so. Registrant expects to be able to complete and file its Form 10-K by April 16, 1994.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification

     Don P. Shook    (703)632-2961 Ext. 3800
     ------------    -----------------------
     (Name)          (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 							 [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 							 [X] Yes     [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     			      Tultex Corporation
                     			      ------------------
              		 (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date March 31, 1994                         By /s/Don P. Shook
     --------------                            ------------------------------
                                 	  				       Don P. Shook, Vice-President -
                                   					       Financial and Human Services





 [DESCRIPTION]          EXHIBIT REQUIRED BY 12B-25 (C)


Part IV - Other Information (3)

Attachment

On February 8, 1994 the Registrant announced lower sales and earnings for fourth quarter 1993. Fourth quarter 1993 sales were $155,242,000, compared with $163,452,000 for the fourth quarter of 1992. Net income for the period was $2,241,000 or 6 cents per share, compared with $13,021,000 or 44 cents per share for the same period in 1992.

The Registrant also announced higher sales and lower earnings for fiscal 1993. For the fiscal year ended January 1, 1994, net income was $5,903,000, or 16 cents per share, compared with $13,191,000, or 42 cents per share for the previous 12 months. Sales for the year ended January 1, 1994, were $533,611,000, compared with $503,946,000 for the year ended January 2, 1993.

The news release of February 8, 1994 follows in its entirety:

TULTEX CORPORATION RECORDS LOWER SALES AND EARNINGS FOR 1994 DUE TO DECREASE IN DEMAND FOR ACTIVEWEAR

MARTINSVILLE, VA, February 8, 1994 - Tultex Corporation (NYSE -TTX) today announced lower sales and earnings for fourth quarter and fiscal 1993 due to a significant decline in demand for activewear in the latter half of the year.

For the fiscal year ended January 1, 1994, net income was $5,903,000, or 16 cents per share, compared with $13,191,000, or 42 cents per share for the previous 12 months. Sales for the year ended January 1, 1994, were $533,611,000, compared with $503,946,000 for the year ended January 2, 1993.

Fourth quarter sales were $155,242,000, compared with $163,452,000 for the fourth quarter of 1992. Net income for the period was $2,241,000 or 6 cents per share, compared with $13,021,000 or 44 cents per share for the same period in 1992.

In addition to a decrease in demand, fourth quarter earnings were adversely impacted by reduced operating schedules and expenses associated with streamlining operations. The approximate impact of these events was $2,563,000, or 9 cents per share, in the fourth quarter of 1993.

In addition, the company changed its method of determining cost of inventories from last-in, first-in (LIFO) method to the first-in, first-out (FIFO) method during the fourth quarter. This change, which was applied by restating previously reported financial results, did not materially impact earnings for fiscal 1993. Earnings for fiscal 1993 were also lower as a result of the company's adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

"In response to a downturn in demand for activewear, we have made and implemented many tough decisions with regards to streamlining our operations," stated Mr. Franck. "The decrease in demand for activewear at retail resulted in a dramatic build-up in inventories throughout the activewear industry, which causes us to remain cautious going into 1994. We will continue to seek ways to reduce our costs in order to remain successful in this competitive industry."

"In 1994, we will continue to focus on our higher end apparel brands--Logo Athletic (registered trademark) and Discus Athletic (registered trademark)-- which gained market share in 1993. We will also continue to expand our T-shirt business and capitalize on opportunities to build Tultexr T-shirts into a stronger trade brand. While the coming months will be challenging, we believe we will be successful because of our cost structure, our manufacturing capabilities and our experienced work force," concluded
Mr. Franck.

Tultex Corporation is vertically integrated manufacturer and marketer of activewear and licensed sports apparel, selling many of its products under the Tultex (registered trademark), Brittania (registered trademark), Discus Athletic (registered trademark), Logo 7 (registered trademark) and Logo Athletic (registered trademark) brand names. The company operates manufacturing plants in Virginia, North Carolina, Indiana, Massachusetts and Jamaica.

Table Follows:

Tultex Corporation
Consolidated Statement of Income
(000's omitted except per share data)


                     			Three Months Ended (1)     Twelve Months Ended (1)
                     			----------------------     -----------------------
                     			1-1-94         1-2-93      1-1-94         1-2-93
                     			--------       --------    --------       --------
Net Sales and Other
 Income                 $155,242       $163,452    $533,611       $503,946
                      		--------       --------    --------       --------
Income before Income
 Taxes                     3,268         20,187       9,091         20,251

Income Taxes               1,027          7,167       3,188          7,060
                     			--------       --------    --------       --------
Net Income              $  2,241       $ 13,020    $  5,903       $ 13,191
                     			--------       --------    --------       --------

Earnings Per Share:
 Net Share              $    .06       $    .44    $    .16       $    .42

Weighted Average
 Common Shares
 Outstanding              29,047         28,877      28,961         28,872

(1) Amounts have been restated to reflect the change in the method of valuing inventories from the last-in, first-in (LIFO) method to the first-in, first-out (FIFO) method.

For more information contact:
Kathy Rogers
Director-Corporate Communications & Development
703-632-2961, x3830
FAX# 703-632-8000







[DESCRIPTION]          EXHIBIT REQUIRED BY 12B-25 (C)


March 31, 1994

Mr. Don P. Shook
Tultex Corporation
22 East Church Street
Post Office Box 5191
Martinsville, Virginia  24115

Dear Mr. Shook:

You have furnished us with a copy of your "Notification of Late Filing" on Form12b-25 dated March 31, 1994.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the consolidated financial statements of Tultex Corporation on or before the date the Form 10-K of Tultex Corporation for the year ended January 1, 1994 is required to be filed.

Yours very truly,

/s/Price Waterhouse
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